Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
RSR Development Corp.:
We consent to the use of our report dated May 25, 2011, with respect to the balance sheets of RSR Development Corp. (the Company) as of April 30, 2011, and the related statement of operations, stockholders' deficit and cash flows for the period from inception April 18, 2011 through April 30, 2011, incorporated herein by reference and to the reference to our firm under the heading "Reports/Financial Statements" in the prospectus.
Our report dated May 25, 2011 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ Demetrius & Company, L.L.C.
Wayne, New Jersey
June 3, 2011